UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

58.com Inc.

(Name of Issuer)

Ordinary shares

(Title of Class of Securities)

G34136 104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☑       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jinbo Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,572,960 ordinary shares. See Item 4.
	6	SHARED VOTING POWER 29,418,640 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 306
	8	SHARED DISPOSITIVE POWER 29,418,640 ordinary shares. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,991,906 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%.[1] The voting power of the shares beneficially owned represent 41.6% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON IN

1 Based on 293,965,131 outstanding ordinary shares as a single class, being the sum of 245,924,871 Class A ordinary shares (not including 2,589,192 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future exercise or vesting of equity incentive awards) and 48,040,260 Class B ordinary shares outstanding as of December 31, 2017 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 41.6% of the total outstanding voting power.

2

1	NAMES OF REPORTING PERSONS Nihao China Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 29,418,640 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 29,418,640 ordinary shares. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,418,640 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%.[2] The voting power of the shares beneficially owned represent 39.5% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON CO

2 Based on 293,965,131 outstanding ordinary shares as a single class, being the sum of 245,924,871 Class A ordinary shares (not including 2,589,192 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future exercise or vesting of equity incentive awards) and 48,040,260 Class B ordinary shares outstanding as of December 31, 2017 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 39.5% of the total outstanding voting power.

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ITEM 1(a).	NAME OF ISSUER:

58.com Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building 105, 10 Jiuxianqiao North Rd

Jia, Chaoyang District

Beijing 100015, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Jinbo Yao

Nihao China Corporation

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Jinbo Yao

c/o Building 105, 10 Jiuxianqiao North Rd

Jia, Chaoyang District

Beijing 100015, People’s Republic of China

Nihao China Corporation

Trinity Chambers, P.O. Box 4301

Road Town, Tortola

British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Jinbo Yao – People’s Republic of China

Nihao China Corporation – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares of par value of $0.00001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

G34136 104

ITEM 3.	Not Applicable

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ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.00001 per share of 58.com Inc. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2017:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jinbo Yao	30,991,906	10.5%	1,572,960	29,418,640	306	29,418,640
Nihao China Corporation	29,418,640	10.0%	0	29,418,640	0	29,418,640

The above table includes collectively those Class A ordinary shares and Class B ordinary shares held by each reporting person, and assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

The 30,991,906 ordinary shares of the Issuer beneficially owned by Mr. Jinbo Yao comprise the following: (i) 831,436 Class A ordinary shares in the form of American depositary shares (“ADSs”) held of record by Nihao China Corporation, (ii) 28,587,204 Class B ordinary shares held of record by Nihao China Corporation, (iii) 306 Class A ordinary shares issuable pursuant to 306 vested restricted share units held by Mr. Jinbo Yao, and (iv) an aggregate of 1,572,960 Class B ordinary shares beneficially owned by certain of the Issuer’s executive officers and employees who acquired the ownership of these shares pursuant to the Issuer’s employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney.

Nihao China Corporation, a British Virgin Islands company, is holder of record of 831,436 Class A ordinary shares in the form of ADSs and 28,587,204 Class B ordinary shares of the Issuer. Mr. Jinbo Yao is the sole director of Nihao China Corporation. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Jinbo Yao may be deemed to beneficially own all of the ordinary shares of the Issuer held by Nihao China Corporation.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

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ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2018

Jinbo Yao		/s/ Jinbo Yao
Jinbo Yao

Nihao China Corporation	By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Director

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LIST OF EXHIBITS

Exhibit No.	Description

99.1*	Joint Filing Agreement by and between the Reporting Persons, dated February 9, 2017

* Previously filed

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